EXHIBIT 4.a

Strategic Growth
International

April 17, 1991

Mr. Sim Fass
President & CEO

Bio-Technology General Corp.
1250 Broadway, 20th Floor
New York, NY  10001

Dear Mr. Fass:

This letter is to confirm and summarize the Agreement under which Strategic Growth International will serve as Investor Relations Consultant to Bio-Technology General Corp. ("the Company").

DUTIES:
-------

As Investor Relations Consultant, we will perform various financial public relations services which will include:

     a) Consult with the management of the Company on Investor Relations aspects of shareholder communications, including arranging and conducting meetings with the professional investment community and investor groups; communicating the corporate message to specified audiences, and enhancing relations with security analysts and the financial press.

     b) Help develop and implement a comprehensive Investor Relations Program. The plan will be designed to achieve results-oriented quantified goals and objectives. The program will include periodic meetings with the investment community, development and distribution of press releases and providing the Company with access to media and analyst opportunities as they develop.

     c) Provide professional staff services as may be reasonably required to help the Company carry out its programs and objectives.

Investor Relations Fee:
-----------------------

The Company will pay SGI a retainer fee of $5000 per month for a contract period of 12 months, for services under this Agreement.

In addition, the Company will issue 75,000 options on its common stock to SGI. The options will be exercisable at a price of $4 over a three year period. Such options will vest as follows:

      o   25,000 options will vest on April 15, 1992
      o   35,000 options will vest on April 15, 1993
      o   15,000 options will vest on April 15, 1994

Such options will be of a ten year duration, from the date of granting, and will have piggyback registration rights with respect to shares underlying the vested options in underwritten public offerings of the Company's common stock. Such piggyback registration rights shall be subject to the approval of the underwriters for the offerings.

OUT OF POCKET EXPENSES:
-----------------------

The Company will reimburse SGI for all reasonable out-of-pocket disbursements, including travel expenses, made in the performance of its duties under this Agreement. Items, such as luncheons with the professional investment community, graphic design and printing, postage, long distance telephone calls, etc., will be billed as incurred. Expenses over $100 will be pre-approved by the Company.

TERMS OF PAYMENT:
------------------

Billings will be done monthly for the coming month. Expenses and charges will be included in the following month's bill.

Payment is due within ten (10) days upon receipt of invoice. The first month's payment is due upon contract execution.

LIABILITY:
----------

The Company agrees to indemnify and hold harmless from and against any and all losses, claims, damages, expenses or liabilities which SGI may incur based upon information, representations, reports or data furnished by the Company to the extent that such material is furnished, prepared or approved by the Company for use by SGI.

TERMS OF AGREEMENT:
-------------------

This Agreement is to extend from April 17, 1991, for one year. This Agreement will automatically be renewed for an additional one (1) year period, unless written notice is given by either party by March 1, 1992, of their intention to terminate the Agreement. In the event of termination, only these options that have vested prior to the date of termination will remain exercisable.

This Agreement shall be governed by and subject to the jurisdiction of the internal laws of New York State.

Please confirm agreement to the above by endorsing and returning all three (3) copies to SGI.

AGREED TO AND ACCEPTED BY:

/s/ SIM FASS                         /s/ RICHARD COOPER
--------------------------           ------------------------------------
Bio-Technoloy General Corp.          Strategic Growth International, Inc.